SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
8-⅞% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

150602209 and 150602308

(CUSIP Number)

Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179

(305) 947-1664

(Name, address and telephone number of person
authorized to receive notices and communications)

August 4, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 150602209			Page 2 of 10 Pages

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,983,800

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,983,800

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,983,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308			Page 3 of 10 Pages

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 220,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 220,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 4 of 10 Pages
ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Statement on the Schedule 13D filed by Equity One, Inc., a Maryland corporation (the “Reporting Person”), dated June 23, 2004 (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), the principal executive offices of which are located at 44 South Bayles Avenue, Port Washington, New York 11050. The Original Schedule 13D was amended by that certain Amendment No. 1 to Schedule 13D (“Amendment No. 1”) dated July 28, 2004 (relating to the 8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”)) and that certain Amendment No. 2 to Schedule 13D (“Amendment No. 2”) dated February 23, 2005.
     This Amendment No. 3 amends and supplements the information contained in the Original Schedule 13D, as amended to date, which is more fully reflected in Items 2, 4, 5 and 7 below.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) Approximately 41% of the common stock of the Reporting Person is owned by the following stockholders:
Stockholder:
Chaim Katzman
Gazit-Globe (1982), Ltd.
M.G.M. (USA), Inc.
Silver Maple (2001), Inc.
Ficus, Inc.
MGN America, Inc.
Gazit (1995), Inc.
     All of the directors and executive officers of the Reporting Person are set forth on Schedule A attached hereto, which amends and restates in its entirety the Schedule A which was previously filed with the Original Schedule 13D, and which schedule is hereby incorporated by reference in its entirety.
     (b) The address of the principal business and principal office of the Reporting Person, is 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.
ITEM 4. PURPOSE OF THE TRANSACTION.
     On August 4, 2004, the Reporting Person delivered a letter (the “Proposal Letter”) to the Company setting forth its proposal to acquire the Company at a price of $17.00 per share of Common Stock, in cash, subject to certain conditions set forth therein. The Reporting Person conditioned its proposal upon the Company terminating its equity financing plans announced on August 3, 2005 (the “Offering”), obtaining all necessary

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 5 of 10 Pages
regulatory and third party consents and approvals, including stockholder approval, waiver of ownership restrictions and other anti-takeover provisions in the Company’s organizational documents and Maryland law and the execution of a mutually acceptable definitive agreement containing customary terms for a public company transaction. In addition, the Company’s failure to respond to the Proposal Letter by 9:00 AM on Monday, August 8, 2005, will be deemed by the Reporting Person to be a rejection of its proposal.
     The Proposal Letter also stated the Reporting Person’s willingness to consider other structures that may appeal to the Company’s stockholders, including a stock and cash combination transaction, and discussed assisting the Company in arranging alternative financing so that the Company would be able to meet immediate capital needs pending completion of a transaction with the Reporting Person.
     A copy of the Proposal Letter is attached hereto as Exhibit 10.1 and is hereby incorporated by reference in its entirety.
     During the evening of August 4, 2005, the Company issued a press release indicating that it will promptly convene a meeting of its Board of Directors to consider the Reporting Person’s proposal.
     If the Company proceeds with the Offering or the Reporting Person’s proposal is otherwise rejected, the Reporting Person reserves its right to take all actions, at any time or from time to time, to benefit from its investment in the Common Stock and Preferred Stock, including, without limitation, to acquire additional shares of Common Stock or Preferred Stock of the Reporting Person, to sell shares of Common Stock or Preferred Stock currently owned or subsequently acquired, or to consider, propose or engage in any other transactions that would relate to matters or result in events referred to in paragraphs (a) through (j), inclusive of, Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 22,347,981 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 4, 2005, as reflected in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the fiscal quarter ended June 30, 2005.
     As of the close of business on August 4, 2005, the Reporting Person beneficially owned 1,983,800 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding.
     The approximate aggregate percentage of Preferred Stock reported beneficially owned by the Reporting Person is based on 3,550,000 shares outstanding, which is the total number of shares of Preferred Stock issued and outstanding, as reflected in the Company’s Form 10-Q filed with the Commission for the fiscal quarter ended June 30, 2005.
     As of the close of business on August 4, 2005, the Reporting Person beneficially owned 220,000 shares of Preferred Stock, constituting approximately 6.2% of the shares of Preferred

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 6 of 10 Pages
Stock outstanding. The decrease in percentage ownership of the Preferred Stock is due solely to the Company’s issuance of additional shares of Preferred Stock since the date of the Reporting Person’s last filing.
     (a) The Reporting Person has the power to vote all of the shares of Common Stock and Preferred Stock and to dispose of all of the shares of Common Stock and Preferred Stock beneficially owned by it.
     (b) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to August 4, 2005 by the Reporting Person are set forth in Schedule C and were all effected on the New York Stock Exchange. The Reporting Person has not purchased or sold any shares of Preferred Stock during the 60 day period on or prior to August 4, 2005.
     (c) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock or Preferred Stock.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibits:

10.1	Letter to the Board of Directors of Cedar Shopping Centers, Inc. dated August 4, 2005.

10.2	Press Release of Equity One, Inc. dated August 4, 2005.

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 7 of 10 Pages
Schedule A
EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Chaim Katzman	Chairman of the Board and Chief Executive Officer of Equity One, Inc., Chairman and Chief Executive Officer of Gazit, Inc., Chairman of the Board of Gazit-Globe (1982), Ltd. and Non-Executive Chairman of the Board of First Capital Realty Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States and Israel

Doron Valero	Director, President and Chief Operating Officer of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States and Israel

Howard M. Sipzner	Executive Vice President and Chief Financial Officer of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Arthur L. Gallagher	General Counsel and Secretary of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Alan Merkur	Senior Vice President and Director of Transactions of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

David Briggs	Vice President, Chief Accounting Officer and Treasurer of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Noam Ben-Ozer	Director of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	Israel

James S. Cassel	Director of Equity One, Inc. and President of Capitalink, L.C., an investment banking company	Capitalink, L.C. 1 Alhambra Plaza Suite 1410 Coral Gables, Florida 33134	United States

Robert L. Cooney	Director of Equity One, Inc. and President of Cooney & Co.	Cooney & Co., 936A Beachland Blvd. Ste. 13, Vero Beach, Florida 32963	United States

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 8 of 10 Pages

Name	Principal Occupation	Business Address	Citizenship
Neil Flanzraich	Director of Equity One, Inc. and Vice Chairman and President of IVAX Corporation	IVAX Corporation 4400 Biscayne Blvd. Miami, Florida 33137	United States

Patrick L. Flinn	Director of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Nathan Hetz	Director of Equity One, Inc. and Chief Executive Officer, director and principal shareholder of Alony Hetz Properties & Investment, Ltd.	Alony Hetz Properties & Investments, Ltd. Jabotinski 3 Diamond Tower Ramat Gan, Israel 52520	Israel

Peter Linneman	Director of Equity One, Inc., Principal of Linneman Associates and Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business	Linneman Associates, 1811 Chestnut Street, 8th Floor, Philadelphia, Pennsylvania 19103	United States

Shaiy Pilpel	Director of Equity One, Inc.	Equity One, Inc., 1600 Miami Gardens Drive, North Miami Beach, Florida 33179	Israel

Dori Segal	Director of Equity One, Inc., President of Gazit-Globe (1982), Ltd. and Vice Chairman, Chief Executive Officer and President of First Capital Realty Inc.	First Capital Realty Inc., 161 Bay Street, Suite 2820, M5J 2S1, Toronto, Ontario, Canada	United States and Israel

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 9 of 10 Pages

Schedule C
Transactions in the Common Stock

	Number of Shares Purchased
Date of Transaction	(Sold)	Price Per Share
June 6, 2005	(2,700)	$14.07
June 7, 2005	(4,500)	14.11
June 8, 2005	(4,500)	14.13
June 8, 2005	(4,000)	14.25
June 8, 2005	(3,500)	14.17
July 25, 2005	(2,500)	15.48
July 25, 2005	(700)	15.48
July 28, 2005	(6,000)	15.66
July 28, 2005	(5,500)	15.55
July 28, 2005	(5,000)	15.65
July 28, 2005	(4,000)	15.46
July 28, 2005	(3,700)	15.49
July 28, 2005	(3,000)	15.45
July 28, 2005	(2,300)	15.48
July 28, 2005	(2,000)	15.44

CUSIP No. 150602308 — 150602209	SCHEDULE 13D/A	Page 10 of 10 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 5th day of August, 2005.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Howard Sipzner
Howard Sipzner
Chief Financial Officer